Swiftmerge Acquisition Corp.

2710 Rosebery Avenue

West Vancouver, BC V7V3A2

March 23, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Swiftmerge Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted February 22, 2021
CIK No. 0001845123

Ladies and Gentlemen:

Set forth below is the response of Swiftmerge Acquisition Corp. (referred to herein as “we,” “us,” “our” or the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 19, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered Staff’s comment.

In addition, the Company has revised its Registration Statement in response to the Staff’s comment and the Company is concurrently filing a Registration Statement on Form S-1 with this letter.

Draft Registration Statement on Form S-1 submitted February 22, 2021

Summary, page 1

1.

We note your disclosure that you will have 24 months from the closing of the initial public offering to consummate your initial business combination. Please clarify, if true, that you may amend your organizational documents to extend your business combination deadline. If there are reasons why you cannot or will not seek shareholder approval to extend such deadline, please state so. Please add similar clarification elsewhere in your filing where you describe the deadline.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 35, 44, 49, 59 and 149 of the Registration Statement in accordance with the Staff’s comment.

Management

Our Board of Advisors, page 130

2.

Please revise to include a brief introductory paragraph, similar to the one in the summary at page 5 under “Board of Advisors,” to clarify here the Board of Advisors’ role as it relates to you and your business.

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on pages 130 and 131.

Description of Securities, page 146

3.

We note that your warrant agreement identifies the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for certain litigation. Please also ensure that the exclusive forum provision in the warrant agreement states clearly that the provision does not apply to actions arising under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the exclusive forum provision in the warrant agreement found in Exhibit 4.4 states clearly that the provision does not apply to actions arising under the Exchange Act.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Matthew R. Pacey, P.C. of Kirkland & Ellis LLP at (713) 836-3630.

Very truly yours,

SWIFTMERGE ACQUISITION CORP.

By:	/s/ John Bremner
Name:	John Bremner
Title:	Chief Executive Officer

Enclosures

cc:	Matthew R. Pacey, P.C. (Kirkland & Ellis LLP)